EQUAL ENERGY LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MAY 11, 2012

AND

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

April 4, 2012

TABLE OF CONTENTS

NOTICE OF MEETING	3	Termination and Change of Control Benefits	22
GENERAL PROXY MATTERS	4	Retirement Benefits	24
Solicitation of Proxies by Management	4	RENUMERATION OF DIRECTORS	24
Appointment of Proxy	4	Director Minimum Shareholder Requirement	25
Revocation of Proxy	5	Director Compensation Table	25
Signature of Proxy	5	Outstanding Share-based Awards and Option-
Exercise of Discretion of Proxy	5	based Awards	26
Advice to Beneficial Holders of Securities	5	SECURITIES AUTHORIZED FOR ISSUANCE
Voting Securities and Principal Holders Thereof	6	UNDER EQUITY COMPENSATION PLANS	27
Quorum for the Meeting	6	INTEREST OF CERTAIN PERSONS OR
Approval Requirements	6	COMPANIES IN MATTERS TO BE ACTED
ADDITIONAL INFORMATION	7	UPON	27
MATTERS TO BE ACTED UPON DURING THE		INTEREST OF INFORMED PERSONS IN
MEETING	7	MATERIAL TRANSATIONS	27
Presentation of Financial Statements	7	INDEBTEDNESS OF DIRECTORS AND
Appointment of Auditors	7	EXECUTIVE OFFICERS	27
Set the Number of Directors	7	STATEMENT OF CORPORATE GOVERNANCE	28
Election of Directors	7	OTHER MATTERS	28
STATEMENT OF EXECUTIVE COMPENSATION	10	SCHEDULE A - STATEMENT OF CORPORATE
Compensation Discussion Analysis	10	GOVERNANCE PRACTICES	29
Base Salary	11	SCHEDULE B – BOARD MANDATE	32
Annual Bonus Program	11
Stock Option and Restricted and Performance
Share plan	13
President and Chief Executive Officer	14
Long-term Incentives	15
Perquisites	15
Senior Executives Minimum Shareholding
Requirements	15
Compensation Consultants	15
Risk Mitigation	15
Use of Financial Instruments	16
Performance Graph	17
Equity-based Rewards	17
Summary Compensation Table	18
Outstanding Share-based and Option-based	19
Incentive Plan Awards– Value Vested or
earned during the Year	20
Pension Plan Benefits	20
Stock Savings Plan	20
Safe Harbour 401(k) Plan and Stock Savings
Plan	21

CONVENTIONS

Barrels of Oil Equivalent “BOE’s” may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

EQUAL ENERGY LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 11, 2012

TO THE SHAREHOLDERS:

Notice is hereby given that the annual general meeting of shareholders (“the Meeting”)  of Equal Energy Ltd. (the “Corporation”) will be held in the Strand/Tivoli Room at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) on Friday, May 11, 2012 for the following purposes, namely:

(a)	to receive and consider the financial statements of the Corporation for the year ended December 31, 2011 and the auditors’ report thereon;

(b)	to appoint KPMG LLP as auditors of the Corporation and to authorize the directors of the Corporation to fix KPMG LLP’s remuneration in that capacity;

(c)	to set the number of directors of the Corporation to be elected at the Meeting at seven;

(d)	to elect directors of the Corporation for the ensuing year or until their successors are duly elected or appointed; and

(e)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Management Information Circular and Proxy Statement dated April 4, 2012 (the “Information Circular”).  The financial statements of the Corporation for the year ended December 31, 2011, including the auditors’ report thereon, are included in the Corporation’s Annual Report, which will be available at the Meeting and which is available free of charge upon request by contacting info@equalenergy.ca.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the office of Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6. In order to be valid and acted upon at the Meeting, the form of proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof. A proxy holder need not be a shareholder of the Corporation.

Only shareholder of record at the close of business on April 4, 2012 (the “Record Date”) are entitled to notice of the Meeting and to vote thereat or any adjournment thereof, except that a transferee of common shares of the Corporation after such Record Date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of such common shares and demanding that his or her name be placed on the shareholder list for the Meeting in place of the transferor.

DATED at the City of Calgary, in the Province of Alberta, this 4th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF EQUAL ENERGY LTD.

(signed) “Don Klapko”

Don Klapko

President and Chief Executive Officer

Equal Energy Ltd.

EQUAL ENERGY LTD.

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

MAY 11, 2012

 GENERAL PROXY MATTERS

Solicitation of Proxies by Management

This management information circular and proxy statement (“Information Circular”) is being provided by our board of directors (the “Board of Directors”) in connection with the solicitation of proxies by management of Equal Energy Ltd. (“Equal” or the “Corporation”) for use at the annual general meeting of holders of common shares (“Common Shares”) of the Corporation (the “Meeting”) to be held in the Strand/Tivoli Room at the Metropolitan Conference Centre 333- 4th Avenue S.W. Calgary, Alberta at 10:00 a.m. (Calgary time) on May 11, 2012 and any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitations of proxies will be primarily by mail, but may also be by telephone, facsimile, electronic or oral communication by directors, officers, employees at no additional compensation. No remuneration will be paid to any person for soliciting proxies, but Equal may, upon request, pay to brokerage firms, fiduciaries or other persons holding Common Shares in their name for others, the charges entailed for sending our instruments of proxy to the persons for whom they hold Common Shares. All costs incurred to solicit proxies will be borne by the Corporation. Information contained herein is given as of April 4, 2012 unless otherwise specifically stated.

Appointment of Proxy

Accompanying this Information Circular is a form of proxy for holders of Common Shares.

Shareholders who wish to vote their Common Shares should complete, sign and deliver by regular mail the enclosed form of proxy to the registrar and transfer agent for the Common Shares, Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G OP6 (or send it by courier or hand delivery to the address above).  In order to be valid and acted upon at the Meeting, a form of proxy must be received no later than 2:00 p.m. (Calgary time) on the second business day (May 9, 2012) before the date of the Meeting or any adjournment(s) thereof or be deposited with the Chairman of the Meeting prior to the commencement thereof.

A shareholder submitting a form of proxy or voting instruction form has the right to appoint a person to represent him or her at the Meeting (who need not be a shareholder) other than the persons designated in the form of proxy or voting instruction form furnished by Equal.  To exercise that right, the name of the shareholder’s appointee should be legibly printed in the blank space provided.  In addition, the shareholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the shareholder’s Common Shares are to be voted.

Only shareholders of record as at the close of business on April 4, 2012 (the “Record Date”) will receive notice of, and be entitled to attend and vote at, the Meeting.  A shareholder of record on the Record Date will be entitled to vote those Common Shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, even though the shareholder may subsequently dispose of his or her Common Shares.  No shareholder who has become a shareholder after the Record Date shall be entitled to attend and vote at the Meeting or any adjournment(s) thereof.

Revocation of Proxy

A shareholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person.  In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney or authorized agent and deposited either at the office of Olympia Trust Company at 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G OP6 at any time up to 2:00 p.m. (Calgary time) on the last business day before the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment(s) thereof, in either case prior to its commencement, and upon either of those deposits, the proxy is revoked.

Signature of Proxy

The applicable form of proxy or voting instruction form must be executed by the shareholder or his or her attorney authorized in writing, or if the shareholder is a corporation, the form of proxy or voting instruction form should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy or voting instruction form signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

Exercise of Discretion of Proxy

The Common Shares represented by proxy will be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be voted upon, those Common Shares shall be voted on or shall be withheld from voting on any ballot in accordance with the specification so made.  In the absence of any such specification, those Common Shares will be voted in favour of the proposed resolutions contained herein.  The persons appointed under the form of proxy furnished by Equal are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Meeting and as to other matters which may be properly brought before the Meeting.  At the time of mailing of this Information Circular, Equal did not know of any such amendment, variation or other matter.

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting or any adjournment(s) thereof.  If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation.  Those Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of those Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co., a broker or another nominee, are held.  The majority of Common Shares held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries (such as brokers or other nominees) to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting or any adjournment(s) thereof.  Often, the form of proxy supplied to a Beneficial shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.  Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy.  The Beneficial Shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile.  Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Common Shares held by the Beneficial Shareholder or access Broadridge’s dedicated voting website at www.proxyvotecanada.com to deliver the Beneficial Shareholder’s voting instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting or any adjournment(s) thereof.  A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting or any adjournment(s) thereof, as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting or any adjournment(s) thereof, as the case may be, in order to have the Common Shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxy holder for the registered holder and vote your Common Shares in that capacity.  If you wish to attend the Meeting and vote your own Common Shares, you must do so as proxy holder for the registered holder.  To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Voting Securities and Principal Holders Thereof

 Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares.  As at the Record Date, 34,988,569 Common Shares were issued and outstanding.  Shareholders of record are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Common Share held on any ballot thereat.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a shareholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

Principal Holders of Common Shares

To the best of the knowledge of the Board of Directors and the executive officers of Equal, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying in aggregate 10 percent or more of the votes attached to all of the issued and outstanding Common Shares.

To the best of the knowledge of the Board of Directors and the executive officers of Equal, the percentage of Common Shares that were owned, directly or indirectly, by all directors and officers of Equal as of April 4, 2012, as a group, was 1.6% (approximately 569,018 Common Shares).

Quorum for the Meeting

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing, in aggregate, not less than 5% of the votes attached to all outstanding Common Shares. If a quorum is not present at the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the shareholders present either in person or by proxy shall form a quorum.

Approval Requirements

Matters considered at the Meeting that are ordinary resolutions require the approval of more than 50 percent of the votes cast and matters considered special resolutions require approval of more than 66 2/3% of the votes cast in respect of the resolution by or on behalf of shareholders present in person or represented by proxy at the Meeting.

ADDITIONAL INFORMATION

Equal shall provide without charge, upon request being made to Equal, a copy of its Annual Information Form (“AIF”), together with any document, or the pertinent pages of any document, incorporated by reference therein, the Corporation’s most recently filed comparative annual financial statements, together with the accompanying report of the auditor and the Corporation’s most recently filed annual Management’s Discussion and Analysis relating thereto.  Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2011.

Additional information relating to Equal is available under the Corporation’s profile on SEDAR at www.sedar.com.

 MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, the consolidated financial statements of the Corporation for the year ended December 31, 2011 and the auditors’ report thereon will be presented.

Appointment of Auditors

The Corporation’s Bylaws provide that the auditors of the Corporation will be selected at each annual meeting of shareholders.  Accordingly, the shareholders will consider an ordinary resolution to appoint the firm KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the Board of Directors to fix the remuneration payable to the auditors as follows:

“BE IT RESOLVED THAT KPMG LLP be appointed auditors of the Corporation to serve until the next annual meeting.”

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of appointing KPMG LLP as auditors of the Corporation.

Certain information regarding the Corporation’s Audit Committee, including the fees paid to

Corporation’s auditors in the last fiscal year that is required to be disclosed in accordance with National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators is contained in the AIF, an electronic copy of which is available on the internet on the Corporation’s SEDAR profile at www.sedar.com.

Set the Number of Directors of Equal to be Elected at Seven

The articles of Equal provide for a minimum of three (3) directors and a maximum of fifteen (15) directors. The Board of Directors is proposing the election of seven directors and accordingly proposes setting the number of directors of Equal to be elected at seven (7).

“BE IT RESOLVED THAT seven (7) directors be elected to the board of directors of the Corporation to serve until the next annual meeting.”

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of electing seven (7) directors of the Corporation.

Election of Directors of Equal Energy Ltd.

The term of office for each director is from the date of the Meeting at which they are elected until the close of the next annual meeting of shareholders or until their respective successor is duly elected or appointed, or their office is earlier vacated. At the Meeting, a board of seven (7) directors is to be elected. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the election of the nominees specified below as directors of the Corporation.

The seven nominees for election as directors of Equal Energy Ltd. are as follows:

Peter Carpenter
Dan Botterill
Michael Doyle
Victor Dusik
Roger Giovanetto
Robert Wilkinson
Don Klapko

The following pages set out the names of proposed nominees for election as directors, together with their province of primary residence, principal occupations, year first elected or appointed as a director, membership on committees of the Board of Directors, attendance at the Board of Directors and committee meetings during 2011 and directorships of other public entities.  The Board of Directors has determined that all of the above nominees with the exception of Don Klapko are independent directors as defined under National Instrument 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators.

The information as to the Common Shares beneficially owned or over which control or direction is exercised by each nominee has been furnished by the respective nominees individually as of the date of this Information Circular.

Name and Place of Residence	Voting Common Shares Controlled or Beneficially Owned (5)	Offices Held and Time as Director	Principal Occupation
Peter Carpenter(2) Chairman Ontario, Canada	3,209	Director since May 18, 2006	Senior Partner, Secretary and Treasurer of Claridge House Partners, Inc., a financial advisory firm.
Michael Doyle(1) (3) (4) Alberta, Canada	29,388	Director since December 31, 2007	Chief Executive and a principal in CanPetro International Ltd., a private company active since 1993 in oil and gas production and other investments within Canada and internationally.
Victor Dusik(1) (3) (4) British Columbia, Canada	2,821	Director since February 15, 2008
Managing Director of Imro Capital Corp., a capital provider to the renewable energy sector; Chief Financial Officer of Run of River Power Inc., a developer of renewable energy, from 2007 to 2011; Vice President, Finance and Chief Financial Officer of Maxim Power Corp., an independent power producer, from 2002 to 2007. Prior to 2002 Mr. Dusik was a Senior Partner at Ernst & Young LLP.

Roger Giovanetto (2) (3) (4) Alberta, Canada	11,270	Director since May 18, 2006	President of R&H Engineering (1986) Ltd., a metallurgical, materials and corrosion engineering services company, for more than 5 years.
Robert Wilkinson (1) Alberta, Canada	80,200	Director since May 12, 2011	Independent business man since 2005. Principal and Director, Peters & Co. Limited, an investment dealer from 1981 to 2005.
Dan Botterill (2) Alberta, Canada	6,500	Director since May 12, 2011	Independent business man since 2010. President and CEO of Berens Energy Ltd. from 2003 to 2010. Senior Vice President, Samson Canada from 1999 to 2003.
Don Klapko Alberta, Canada	242,856	President, CEO and Director of Equal since June 27, 2008	President & CEO of Equal Energy Ltd. and prior to that President of Trigger Resources Ltd., a private oil and gas producer.
Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Reserves & HSE Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance and Nominating Committee.
(5)	As at April 4, 2012 and excluding Common Shares issuable upon the exercise of outstanding Stock Options (as defined herein), rights or deferred entitlements.

Except as noted below, no proposed director:

a.
is, as at the date of this Information Circular, or has been within the last 10 years before the date hereof, a director or executive officer of any company (including Equal) that, while that person was acting in that capacity:

i.	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b.
has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Exceptions:

Michael Doyle
On February 23, 2007, Mr. Doyle became a director and took on the role of Chairman of Vanquish Energy Corp., a private Canadian oil and gas company that was in financial crisis.  Shortly thereafter, he replaced the chief executive officer, and assumed that role in order to better assess and best mitigate damage to all the stakeholders of the company.  After discussion and negotiation with the secured creditor, the company entered into receivership on March 27, 2007.

Accordingly, at the Meeting, shareholders will be asked to consider and, if thought advisable, vote proxies in favour of each of the seven directors proposed in the Information Circular and elect the members of the Board of Directors as follows:

“BE IT RESOLVED THAT Messrs., Carpenter, Doyle, Dusik, Giovanetto, Wilkinson, Botterill and Klapko be elected to the Board of Directors to serve until the next annual meeting.”

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of electing the seven directors proposed in this Information Circular as the directors of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

The senior executives of the Corporation, under the leadership of Don Klapko, President and Chief Executive Officer, have made significant strides in moving the Corporation forward during 2011, a year in which the Corporation faced uncertainty regarding significant legal proceedings in Oklahoma and natural gas prices remained low.  The Corporation achieved a number of significant objectives, including the following:

•
During 2011, the Corporation drilled 26 wells, it’s most active year in many.  Nine wells were in the Alliance Viking play and three wells in the Lochend Cardium, both of which are high netback light oil plays.  Drilling commenced in Oklahoma in March 2011 after most legal issues with the Corporation’s former joint venture partner were resolved.  Six horizontal wells were drilled in Twin Cities Central Dolomite and seven vertical wells were drilled in the K9/Big Bird area;

•
An exciting new light oil play in the Mississippian zone was identified on lands in Grant, Garfield and Alfalfa counties overlaying existing Hunton lands in the K9/Big Bird production areas.  The Corporation plans to drill its first Mississippian well during 2012;

•
In February 2011, Equal completed a convertible debenture offering which raised net proceeds of $42.7 which proceeds were used to partially redeem $79.9 million of 8% convertible debentures due at the end of 2011, reducing interest expense and increasing the term of the Corporation’s long term debt;

•
Completed a major accretive asset acquisition in Oklahoma, purchasing the Corporation’s former joint venture partner’s assets.  The acquisition had the added benefit of eliminating any further legal proceedings between the Corporation and its former partner;

•	In May 2011, Equal completed an equity offering which raised net proceeds of $47.5 million used to fund a portion of the acquisition of assets in Oklahoma on June 1, 2011;

•
The balance sheet was improved with sales of non-core assets in November 2011 in Canada for proceeds of $42.5 million.  A further $8.3 million of sales closed subsequent to December 31, 2011.  The proceeds of the November asset sale were used to redeem $45 million of 8.25% convertible debentures due on June 30, 2012, further improving the term structure of the Corporation’s debt.

•	Executed efficiently on the capital program with proved plus probable reserves finding and development costs including acquisitions and divestitures of $15.43/boe in 2011;

•
In 2011, the Corporation’s reserves bookings increased on a proved basis by 35 percent to 34.8 mmboe from 25.9 mmboe in 2010. On a proved plus probable basis, the Corporation’s reserves increased by 19% in 2011 to 38.1 mmboe compared with 31.9 mmboe in 2010;

•
In June 2011, the Company’s Bank Syndicate completed a review of the borrowing base and increased the amount available under the Company’s revolving line of credit to $200.0 million from $125.0 million;

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the Corporation’s compensation philosophy, the peer group the Corporation uses for compensation comparison purposes, the various elements of total compensation and the rationale for determining the amounts of each element.

(a)           Objective of Compensation Program

Within the Corporation, remuneration plays an important role in attracting and retaining key members of the management team. The Corporation is committed to a compensation policy that rewards and retains individuals of exceptional skill while encouraging those persons to put forth maximum efforts for the success of the Corporation and to focus management of the Corporation and its affiliates on operating and financial performance and long-term shareholder return.

(b)           What the Compensation Program is Designed to Reward

Compensation plans and programs are designed so as to constitute adequate reward for services and incentive for the senior management team to implement both short-term and long-term strategies aimed at increasing Common Share value and creating economic value. The Corporation’s compensation strategy is therefore weighted towards pay-for-performance components. Actual rewards are directly linked to the results of the Corporation and its decisions.

Remuneration potential as well as the allocation of various remuneration and incentive components have been established in order to compete with remuneration practices of companies similar to the Corporation. In this respect, the Corporation identifies remuneration practices and remuneration levels of publicly traded Canadian companies that, similarly to the Corporation, are involved in the energy industry and are of comparable size in terms of daily oil and gas production levels. In November 2008, Hugessen Consulting Inc. (“Hugessen”) was retained by the Compensation Committee to conduct a review of executive compensation (not including the President and Chief Executive Officer) and also to ensure that the Corporation was comparing its compensation practices with an appropriate comparator group. A group of 18 companies were bench marked in this report as the “2008 Comparator Group”. The Compensation Committee takes into consideration the Corporation’s financial targets, performance measures and the appropriate Comparator Group when determining the remuneration practices.  The Named Executive Officers (“NEO’s”) (as defined in the “Summary Compensation Table” on page 18) salaries have remained frozen from 2008 to 2011.

The Corporation also reviews general compensation surveys on an annual basis to compare the Corporation’s compensation policies to generally accepted practices for publicly traded energy companies.

(c)	Elements of Compensation Program, Determination of Amounts for each Element, Rationale for Amounts of each Element

In the Corporation’s case, the major elements of the executive compensation program are base salary, annual individual and corporate performance bonus and long-term incentives through the granting of options and RS (as defined on page 13). The compensation policies and guidelines for the NEOs, other than the President and Chief Executive Officer, are recommended by the President and Chief Executive Officer and the Manager, Human Resources and approved by the Compensation Committee and the Board. The new employment contract and compensation for the President and Chief Executive Officer, as described on page 14, was executed on June 20, 2011 as approved by the Board of Directors.

Perquisites and personal benefits provided to senior management reflect competitive practices and particular business needs.

Base Salary

Salaries for the NEOs and other senior executives are paid within a salary range established on the basis of the level of responsibility relative to other positions in the Corporation and relative to the base salaries paid by organizations in the appropriate Comparator Group. In 2010, the Board of Directors maintained its previously stated goal of transitioning NEO base salaries to be more in line with the median of the Comparator Group. Accordingly, there were no salary increases for any of the NEOs between 2009 and 2011.  In 2011 Mr. Klapko’s salary was reduced from $500,000 per year to $350,000 per year.

Annual Bonus Program

There are two components of the annual bonus program (the “ABP”): an individual component and a corporate component.

In 2011, the payment of an individual bonus was based upon the achievement of individual goals during the year. The payment of a corporate bonus was based on achievement of the following corporate objectives:

1. Shareholder return relative to the Corporation’s peer group;
2. Reduce the net debt to debt adjusted cash flow ratio to < 2.0 times;
3. Finding and Development Costs as defined by reserves added under NI51-101 regulations < $13.00/boe;
4. Production per 1,000 Common Shares of 0.287 boe/d (10,150 boe/d with 35 million Common Shares outstanding);
5. Operating expenses of < $10.91 per boe; and
6. Reserves per share at December 31, 2011 of 1.193 boe/Common Share (>42 million boe with 35 million
Common Shares outstanding)
Three of the six stated corporate objectives were achieved. Specifically,
1. Shareholder return relative to the corporation’s peer group was above the average, meeting the objective;
2. Net debt to debt adjusted cash flow was 2.5 times, not meeting objective;
3. Finding and Development costs were >$13.00/boe, not meeting the objective;
4. Average 2011 production was 10,143 boe/d or 0.317 per 1,000 Common Shares, meeting the objective;
5. Operating Expenses were $11.67 per boe, not meeting the objective;
6. Reserves per share were 1.190 boe/Common Share, meeting the objective.

Based on the objective results outlined above and their overall judgement of corporate performance during the year, the Board of Directors approved a total combined individual and corporate bonus pool of 15% of total base salaries.

2011 bonus payments were made on a subjective basis in relation to the level of responsibility of the individual relative to other positions in the organization and were part of the amount set aside as the bonus pool for all employees. Bonuses paid to the NEOs were between 17% and 83% of their individual 2011 base salaries; the specific amounts are included in the “Summary Compensation Table” on page 18.

2011 Goals and Objectives Achieved – NEOs

John Reader, Senior Vice President, Corporate Development and Chief Operating Officer

•
Successfully led a negotiated settlement in the bankruptcy and dispute involving the former joint venture partner which was finalized with the acquisition of the assets of the former JV Participant and elimination of all future legal proceedings;

•	Assisted with the disposal of non-core assets in Canada for a total of approximately $50 million, enabling the Corporation to reduce debt and focus its Canadian operations;
•	Obtained geological and geophysical support to map key Hunton areas in Oklahoma;
•	Developed and implemented a consistent HS&E program throughout the organization; and
•	Oversaw an active drilling program of 26 wells and supported the reserve booking process.

Dell Chapman; Senior Vice President Finance and Chief Financial Officer

•	Improved the Corporation’s quarterly and monthly financial reporting;
•	Improved effectiveness of the Canadian and U.S. financial and operational accounting departments;
•	Assisted with identification and connection with new members of the Board of Directors;
•	Led the initiative to redeem two series of convertible debentures that had imminent maturity dates;
•	Led the mid-year equity issue raised to pay for a portion of the Oklahoma asset acquisition;
•	Provided valuable input to Equal’s investor communications; and
•	A key contributor in increasing analyst coverage.

John Chimahusky, Senior Vice President and Chief Operating Officer, U.S. Operations

•	Coordinated extensive mapping of the Hunton and Mississippian plays, identifying specific prospects for a multi-year drilling program in Oklahoma;
•	Oversaw the re-establishment of a successful drilling program in the Hunton prospect in Oklahoma after a multi-year hiatus from drilling due to legal proceedings; and
•	Re-negotiated a new gas marketing agreement with Semgas for improved pricing to Equal, resulting in an increase to revenue of approximately $3.2 million per annum;

Terry Fullerton, Senior Vice President, Exploration

•	Provided technical and strategic guidance for the Canadian operations;
•	Added new technical staff in Canada to support ongoing growth;
•	Supported drilling programs in the Viking and Cardium as well as land acquisitions which added prospective land for future drilling inventory; and
•	Oversaw overall Corporation geological effort that delivered a proved reserves increase of 35 percent and a proved plus probable increase of 19 percent.

Bonus payments for the 2011 calendar year were paid to the NEOs and other employees on February 24, 2012.

Stock Option Plan and Restricted and Performance Share Plan

Management believes that the grant of (i) options (“Stock Options”) pursuant to the Corporation’s stock option plan (the “Stock Option Plan”); and (ii) restricted shares (“RS’s”) and/or performance shares (“PS’s”) pursuant to the Corporation’s restricted share and performance share plan (the “RSPS Plan”), as long-term incentives will help to align management interest with shareholder value growth.

Initially, the Corporation planned to use Stock Options as its main long term incentive plan, however due to the limited number of Common Shares that are available for security-based employee compensation, the Corporation decided in mid-2010 to use a combination of Stock Options, RS’s and PS’s in order to deliver long term incentives to its employees.

With this strategy in mind, a combination of Stock Options, RS’s and PS’s may be granted from time to time to senior executives and employees pursuant to the Stock Option Plan and the RSPS Plan in order to sustain a commitment to long-term profitability and maximize shareholder value.

Each Stock Option will have an exercise price equal to the prevailing market price of the Common Shares at the time of the grant. The market price is determined as the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on the last trading day immediately preceding the date of the grant or in such other manner as is required or allowed by the rules and policies of the TSX. All RS’s and PS’s are granted without any monetary consideration being payable to the Corporation.

The number of Stock Options, RS’s and PS’s that may be granted is determined by the Board of Directors on such terms (which may vary between Stock Options and/or RS’s and PS’s) as it shall determine except that (i) the aggregate number of Common Shares reserved for issuance pursuant to Stock Options and/or RS’s and PS’s granted to any one person under the Stock Option Plan and/or the RSPS Plan and any other security-based compensation arrangement of the Corporation is limited to 5% of the issued and outstanding Common Shares (on an undiluted basis), (ii) the aggregate number of Common Shares reserved for issuance pursuant to Stock Options and/or RS’s and PS’s granted to insiders of the Corporation under the Stock Option Plan and/or the RSPS Plan and any other security-based compensation arrangement of the Corporation is limited to 10% of the issued and outstanding Common Shares (on an undiluted basis), (iii) the aggregate number of Common Shares which may be issued to insiders under the Stock Option Plan and the RSPS Plan or any other security-based compensation arrangement of the Corporation within a one year period is limited to 10% of the issued and outstanding Common Shares (on an undiluted basis), and (iv) the aggregate number of Common Shares which may be issued to any one insider and such insider’s associates under the Stock Option Plan and the RSPS Plan or any other security-based compensation arrangement of the Corporation within any one-year period, is limited to 5% of the issued and outstanding Common Shares (on an undiluted basis).

Initially, Stock Options and/or RS’s granted to NEOs and other employees, pursuant to the Stock Option Plan and/or the RSPS Plan will be exercisable as follows: (i) for the first 1/3 of the Stock Options and/or RS’s granted, vesting on the first anniversary of the eligible participant’s hire date (ii) for the next 1/3 of the Stock Options and/or RS’s granted, vesting on the second anniversary of the eligible participant’s hire date and (iii) for the remaining 1/3 of the Stock Options and/or RS’s granted, vesting on the third anniversary of the eligible participant’s hire date.

Thereafter, as part of the compensation program, on an annual basis Stock Options and/or RS’s may be granted to the existing NEOs and other employees pursuant to the Stock Option Plan and the RSPS Plan. These annual grants reload the employee long term incentives so that employees consistently have three years of long term incentive grants in place.

PS’s may be granted from time to time to the existing NEOs and other employees as part of their long-term compensation package pursuant to the RSPS Plan. All PS’s are granted without any monetary consideration being payable to the Corporation and their vesting and issue dates are determined as follows: i) based on a two year performance period or ii) another date specified in the grant agreement; and any Common Shares issuable under a PS grant are based on performance of the Corporation compared to a group of similar companies. To the extent that the performance measures are attained by the Corporation, PS’s are converted into the appropriate number of Common Shares which are issued from treasury, without any further consideration payable to the Corporation in respect thereof.

The 2011 annual long term incentive grants were approved by the Board of Directors on May 19, 2011. These grants were in respect of the financial year ended December 31, 2011. In 2011, the Corporation granted to its senior executives a total of 290,000 Stock Options and 331,227 RS’s, representing 0.8 and 1.0%, respectively, of the aggregate number of Common Shares outstanding on an undiluted basis as at December 31, 2011. As at December 31, 2011, there was a total of 1,303,495 Stock Options outstanding, representing 3.7% of the aggregate number of Common Shares outstanding on an undiluted basis. Also, as at December 31, 2011, there were a total of 946,285 RS’s outstanding representing 2.7% of the aggregate number of Common Shares on an undiluted basis. There were no PS’s outstanding at December 31, 2011.

President and Chief Executive Officer

Don Klapko, President and Chief Executive Officer of the Corporation is employed pursuant to an employment agreement dated effective June 28, 2011 which replaced an expiring executive employment agreement.  The primary terms of this agreement are outlined below.  The agreement has no termination date and contains customary change of control and termination features.  See “Termination and Change of Control Benefits”.

Base Salary

The Compensation Committee and Board considered the significant benefit to the Corporation Mr. Klapko’s performance had been during the three year term of his prior agreement.  The Compensation Committee also wished to adjust Mr. Klapko’s compensation package, including incentive compensation, to more closely reflect a market-typical structure for an exploration and production company of Equal’s size and complexity.  Overall, Mr. Klapko’s base salary was lowered from $500,000 to $350,000 and his incentive compensation in the form of Stock Options and RS was increased compared to the former employment agreement.

Bonus

The President and Chief Executive Officer is entitled to participate in the ABP. Specific bonus objectives for the President and Chief Executive Officer, including individual and corporate goals, are established in writing by the Board of Directors and the specific bonus objectives may change from year to year.  Payment of bonus is at the discretion of the Board of Directors and shall not exceed 100% of Mr. Klapko’s salary.

In 2009, Mr. Klapko achieved his 2009 goals and in recognition of the exceptional performance the Corporation achieved during 2009, the Board of Directors awarded Mr. Klapko a restricted share bonus of 48,780 shares valued at approximately $300,000 (60% of his 2009 base salary). The Corporation’s 2009 performance on a Total Shareholder Return basis when measured against all energy trusts as well as similarly sized energy companies (trusts and E&P companies) was greater than the 75th percentile.  In 2010, Mr. Klapko achieved the majority of the goals set out in his performance plan for the year and was awarded a bonus of $200,000 which was paid in May 2011.  In 2011, Mr. Klapko achieved the majority of the goals set out in his performance plan for the year and was awarded a cash bonus of $150,000 which was paid in February of 2012 and a restricted share bonus grant of 49,382 valued at $200,000 based on the price of the Common Shares on the grant date.

In 2011, Mr. Klapko achieved the following goals,

Don Klapko, President and Chief Executive Officer

•	Led and managed the Corporation and its subsidiaries within the parameters set by the Board of Directors and its committees.
•	Developed and recommended the corporate strategy.
•
Directed and monitored the activities of the Corporation and its subsidiaries in a manner that focused on achieving the strategic, operational and capital plans of the Corporation and on safeguarding and optimizing the assets of the Corporation in the best interests of the shareholders.

•	Reported to the Board of Directors regularly on actual results compared to planned objectives.
•	Developed and implemented operational policies to guide the Corporation and its subsidiaries within the framework of the strategic directions adopted by the Board of Directors.
•	In conjunction with the Chief Financial Officer, designed and oversaw the effectiveness and the integrity of the internal controls and management systems of the Corporation and its subsidiaries.
•
Identified, to the extent possible, all significant risks to the Corporation’s businesses and considered and established, where appropriate, procedures to mitigate the impact of the risks in the best interest of the shareholders of the Corporation.

•
Managed the marketing function, while operating within the Board-sanctioned risk profile and Board of Directors approved financial instruments, with the objective of optimizing the overall returns for the Corporation.

•	Ensured that the Chairman and other directors had access to management necessary to permit the Board of Directors to fulfill its statutory and other fiduciary obligations.
•	Fostered a corporate culture that promotes ethical practices.
•	Established a process of supervision of the business and affairs of the Corporation consistent with the corporate objectives.
•	Stewarded the expenditures of the Corporation and ultimately, the Corporation, within approved operating and capital budgets.
•	Established and maintained proper external and internal corporate communication to all stakeholders.
•
Abided by specific internally established control systems and authorities, led by personal example and encouraged all employees to conduct their activities within all applicable laws and the Corporation's standards and policies.

•	In conjunction with the Chief Financial Officer, provided quarterly and annual certificates as to the accuracy of the financial statements and accompanying Management's Discussion and Analysis.
•	Oversaw the monitoring and interaction by the Corporation with regard to regulatory and political matters and policy developments which may impact the Corporation either in the medium or longer term.
•
Worked with the Corporate Governance and Compensation Committees in developing appropriate succession plans and compensation structures in order to have optimum staffing to allow the achievement of the corporate goals and objectives.

Long-term Incentives

In 2010 and 2009, the President and Chief Executive Officer did not receive any additional long-term incentive grants. Mr. Klapko was granted 150,000 RS valued at $1,089,000 and 150,000 Stock Options valued at $445,500 at the time of execution of his new executive employment agreement in 2011.  Mr. Klapko will also participate on an ongoing basis in the long term incentive plan and will be entitled to long term incentive plan grants valued at one hundred and fifty percent of his salary commencing in 2012.

Perquisites

The Corporation also provides Mr. Klapko with suitable parking facilities, at the Corporation’s expense, in downtown Calgary at, or close to, the Corporation’s offices, a Calgary Petroleum Club membership, reimbursement up to $1,500 per year for health club dues, as well as professional dues and fees reasonably incurred for professional development seminars and conferences.

Senior Executives’ Minimum Shareholding Requirements

Currently Mr. Klapko holds 245,139 Common Shares and $525,000 face value of convertible debentures of the Corporation. There are no minimum shareholding requirements in place for the President and Chief Executive Officer or for the other NEOs of the Corporation.

Compensation Consultants

During the 2011 financial year, the Compensation Committee retained the services of its own executive compensation consultant, Mr. Michael Caputo of Lane Caputo Compensation Inc. for the purpose of providing external market data and commentary on the compensation of the President and Chief Executive Officer.  Data and advice received from Mr. Caputo was used to assist in determining the terms and conditions for Mr. Klapko’s new executive employment agreement.

Risk Mitigation

The Corporation recognizes that certain compensation programs, both employee and executive, could promote unintended behaviours that may, in certain circumstances, be misaligned with shareholders’ interests.  Such behaviours could be problematic at any level of the organization, however, they could potentially have a greater effect on the organization if exhibited by executive officers of the Corporation.  The Corporation seeks to ensure, through the structure of its compensation programs, that executive actions and decisions align with the interests of the Corporation and its shareholders.  There are additional risks that the Corporation is typically subject to, however, this discussion focuses solely on risks linked to the Corporation’s executive compensation programs.

Elements of the Corporation’s mitigation of behavioural risk are imbedded in its compensation processes and executive compensation design.

Process Elements

-
The Compensation Committee (the “Committee”) plays a key role in assessing behavioral risk mitigation by reviewing the Corporation’s compensation program design, approving compensation awards and analyzing market data to ensure that the Corporation’s compensation structure continues to instil the intended executive behaviours.  The Committee meet at least two times a year to review elements of employee and executive compensation with at least one of the meetings focused primarily on executive compensation.

-	Annual review of proxy materials and compensation survey data analysis identifies whether the Corporation’s compensation programs are deviating significantly from market practices.

Compensation Design Elements

-
A significant portion of the Corporation’s executive compensation is comprised of “at risk” elements (eg: options-based awards, share-based awards and short-term incentive bonus).  This “at risk” compensation aligns executive and shareholder interests because lower shareholder returns adversely affect the calculation of the long and short-term incentives.

-	One and three year vesting of various compensation elements ensure a focus on both immediate performance and longer term value creation.

-
Performance objectives in the annual bonus plan outlined on page 11 have a variety of measures that encompass such things as share price performance, growth, cost control and capital efficiency all of which the Corporation believes to contribute to shareholder value.

Use of Financial Instruments

The Corporation does not explicitly prohibit a director or NEO to purchase financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly by the director or NEO.

Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in Common Shares for the Corporation’s (or its predecessor, as applicable) five most recent financial years commencing January 1, 2007, with a cumulative total shareholder return on the S&P / TSX Composite Index for the same period assuming reinvestment of all distributions and dividends.

[Missing Graphic Reference]

	Dec 31 2006	Dec 31 2007	Dec 31 2008	Dec 31 2009	Dec 31 2010	Dec 31 2011
ENT/ EQU	$100	$14	$7	$26	$25	$18
S&P/TSX composite index	$100	$113	$75	$102	$119	$109

Note : Restated to reflect the three for one exchange of trust units for Common Shares

The trend shown by the above performance graph is a decrease for equity holders of the Equal’s predecessor, Enterra Energy Trust (the “Trust”) from 2006 to the end of 2008, followed by an increase starting in the first quarter of 2009 up to the end of 2009.  The trend from the end of 2009 to the end of 2011 has been flat to a slightly negative return for equity holders of the Trust and the Corporation, as applicable.  The trend in the Trust’s and the Corporation's compensation to the NEOs, as applicable has been a steady increase from 2006 to 2008 and from 2008 to 2011 compensation for the NEOs has generally decreased.

Equity-based Awards

The grant of Stock Options and RSPSs is part of the long-term incentive component of executive compensation. As such, the formal Stock Option Plan and the RSPS Plan were approved by the Board of Directors and by shareholders in May of 2010.

The annual grant of Stock Options under the Stock Option Plan and/or RS’s under the RSPS Plan is part of the annual review of executive compensation by the Compensation Committee. This review may be more or less extensive depending on the circumstances. In some years the long-term incentives granted to senior executives were weighted towards Stock Options and in others towards RS’s. The President and Chief Executive Officer and the Manager, Human Resources provide a detailed presentation and a recommendation of the executive long-term incentive grants to the Compensation Committee. The recommendations are based on an analysis by the President and Chief Executive Officer and Manager, Human Resources of the achievements of the NEOs in respect of the goals set by the Board of Directors for the particular year and is further supported by market data. The Compensation Committee then reports to the Board of Directors for approval.

Summary Compensation Table

The following table sets forth the annual compensation, including total compensation, for the financial years ended December 31, 2009, 2010 and 2011 for the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation and any of its subsidiaries (collectively called the “Named Executive Officers” or “NEOs”).

Name & Principal Position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan comp ($)		Pension value ($)	Other Comp ($)	All other Comp ($)	Total Comp ($)
					Annual Incentive Plans	Long Term Incen-tive Plans
			(4)	(5)	(6)(7)				(7)
Don Klapko, (2) President & Chief Executive Officer	2011 2010 2009	423,589 500,000 500,000	1,289,000 - 300,000	445,500 - -	150,000 200,000 -	- - -	- - -	- - -	44,123 54,000 54,000	2,352,212 554,000 854,000
Dell Chapman (1) Senior. VP Finance & Chief Financial Officer	2011 2010	225,000 65,625	343,950 181,740	95,530 159,600	65,000 30,000	- -	- -	- -	26,250 7,656	755,730 444,621
John Reader, Senior VP Corporate Development & Chief Operating Officer	2011 2010 2009	265,000 265,000 265,000	418,125 97,860 52,947	116,106 25,200 155,000	45,000 65,000 110,000	- - -	- - -	- 80,000 -	6,000 7,500 7,500	850,231 460,560 590,447
John Chimahusky,(3) Senior VP & COO U.S. Operations	2011 2010 2009	227,516 236,886 262,655	194,285 58,250 36,101	53,891 15,120 99,200	39,952 34,332 80,063	- - -	6,701 7,106 18,843	- - -	21,616 23,174 17,815	543,961 374,867 514,677
Terry Fullerton Senior VP Exploration	2011	211,343	358,005	148,113	60,000	-	-	-	24,721	802,182

(1)	Dell Chapman’s salary in 2010 is for a partial year (September 16 to December 31, 2010).
(2)	Don Klapko’s contract was renewed on June 28, 2011 resulting in a reduction of his salary from $500,000 to $350,000.
(3)	John Chimahusky’s annual salary is US$230,000 and has been converted to C$ at the 2011 average annual exchange rate of 1.0299 as has pension value.
(4)
RS’s granted under the RSPS Plan. The value is calculated using the following formula: number of RS’s granted times the market value of the Common Shares, being their closing price of the Common Shares on the TSX on the date prior to the date of grant.

(5)	Stock Options granted under the Stock Option Plan. In determining the fair value of Stock Option awards, the Black-Scholes model, an established methodology, was used, with the following hypothesis:
(i)	Risk-free rate: average yield of a Government of Canada bond with a term corresponding to the expected life of the grant;
(ii)	Volatility: based on daily closing prices for the 3-year period preceding the grant; capped at 50%;
(iii)	Dividend yield: average dividend yield of the 12-month period preceding the grant
(iv)	Expected life: 4 years.
(6)
Annual incentives for Dell Chapman, John Reader, John Chimahusky and Terry Fullerton consist of the amounts earned under the ABP. These amounts were earned based on the bonus terms approved by the Board of Directors in February 2012 and were awarded based on the NEOs meeting their individual performance objectives throughout the year. The NEOs met their individual objectives (see “Annual Bonus Program” on page 11). John Chimahusky’s ABP amount of US$40,000 has been converted to C$ at the exchange rate of 1.0012 on the payment date, February 24, 2011.

(7)
Perquisites for Don Klapko, Dell Chapman, John Reader, Terry Fullerton and John Chimahusky include the Corporation’s contribution to their Stock Savings Plan as set out in “Stock Savings Plan” on page 20, parking and other miscellaneous perquisites as required for business purposes.

Outstanding Share-based and Option-based Incentive Plan Awards

The following table indicates for each of the Named Executive Officers all awards outstanding at the end of the 2011 financial year.
	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
				(1)	(2)	(3)
Don Klapko, President & Chief Executive Officer	150,000	7.26	Jan 10, 2015	-	150,000	688,500
Dell Chapman Senior Vice President Finance & Chief Financial Officer	70,000 15,000 32,165	4.88 4.66 7.26	Sept 16, 2014 Sept 30, 2014 Jan 10, 2015	-	77,376	355,156
John Reader, Senior Vice President Corporate Development & Chief Operating Officer	83,333 15,000 39,093	6.15 4.66 7.26	Sept 30, 2013 Sept 30, 2014 Jan 10, 2015	-	78,593	360,742
John Chimahusky, Senior Vice President & Chief Operating Officer, U.S. Operations	53,333 9,000 18,145	6.15 4.66 7.26	Sept 30, 2013 Sept 30, 2014 Jan 10, 215	-	39,261	180,208
Terry Fullerton, Senior Vice President, Exploration	63,333 11,000 24,000 26,597	6.15 4.66 7.13 7.26	Sept 30, 2013 Sept 30, 2014 Sept 30, 2014 Jan 10, 2015	-	66,052	303,179

1)
The value of unexercised in-the-money Stock Options at financial year-end is the difference between the closing price of the Common Shares on December 31, 2011 on the TSX ($4.59) and the exercise prices of such Stock Options. The actual gains realized by the NEO’s on exercise will depend on the value of the Common Shares on the date of Stock Option exercise (see “Stock Option Plan and RSPS Plan” on page 13).

2)	RS’s granted under the RSPS Plan.
3)	The market or payout value of the RS awards that have not vested is the number of RS’s times the closing price of the Common Shares on December 31, 2011 on the TSX ($4.59).

Incentive-Plan Awards - Value Vested or Earned during the Year

The following table indicates for each of the Named Executive Officers the value on vesting of all awards during the 2011 financial year.

Name	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)
	(1)	(2)	(3)(4)
Don Klapko, President & Chief Executive Officer	-	66,667 RS’s $426,459 value	150,000
Dell Chapman, Senior Vice President Finance & Chief Financial Officer	23,334 Stock Options $7,000 value	9,000 RS’s $39,081 value	65,000
John Reader, Senior Vice President Corporate & Chief Operating Officer	16,666 Stock Options $9,750 value	19,629 RS’s $85,235 value	45,000
John Chimahusky, Senior Vice President & Chief Operating Officer, U.S. Operations	26,667 Stock Options $0 value	-	39,952
Terry Fullerton, Senior Vice President, Exploration	29,111 Stock Options $0 value	7,445 RS’s $33,601 value	60,000

(1)
The value of the vested Stock Options is based on a comparison of the market price on the date of vesting compared to the exercise strike price of the Stock Options.  If the exercise price exceeded the market price, the value is set at zero.

(2)	The amount represents the aggregate dollar value that has been realized upon vesting of the RS’s along with bonus received in the form of RS’s.
(3)	Bonus payments under the ABP (see “Annual Bonus Program” on page 11). These bonus payments were made on February 24, 2012.
(4)	John Chimahusky’s bonus payment of US$40,000 has been converted to C$ at the exchange rate on the payment date, February 24, 2012 of 1.0012.

Pension Plan Benefits

In 2011 the Corporation did not have a Defined Benefit or a Defined Contribution Pension Plan for the Canadian NEOs or for any of the Corporation’s Canadian employees. The Corporation does have a Safe Harbour 401(k) plan for the Corporation’s U.S. NEO and the Corporation’s other U.S. employees. See “Safe Harbour 401(k) Plan and Stock Savings Plan” on page 21.

Stock Savings Plan

For all of its Canadian employees, the Corporation has an optional stock savings plan (the “Stock Savings Plan”) whereby the Canadian employees including the NEOs can contribute up to 9% of their base salaries through payroll deduction and the Corporation will match their contribution. The employee’s contributions may be invested in a list of eligible funds or directed to the purchase of Common Shares and the Corporation’s matching contribution is used to purchase Common Shares. Contributions are deposited with external administrators and Common Shares are purchased on a monthly basis. Employees can direct the contributions to a Registered Retirement Savings Plan (up to the annual maximum limit) or a non-registered savings account, or a combination of these two. Funds in the accounts can also be withdrawn or transferred to another financial institution. The Corporation pays the administrative costs associated with the Stock Savings Plan including up to one transfer or withdrawal per employee per year.

The following table indicates the value accumulated under the Stock Savings Plan for each of the Canadian NEOs during the 2011 financial year:

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated Value at Year-end ($)

	(1)	(2)	(3)	(4)
Don Klapko, President & Chief Executive Officer	295,094	39,248	39,248	278,890
Dell Chapman Senior Vice President Finance & Chief Financial Officer	0	18,938	3,629	22,567
John Reader, Senior Vice President Corporate Development, Chief Operating Officer	21,028	-	-	15,733
Terry Fullerton Senior Vice President, Exploration	44,581	18,833	18,833	-(5)

(1)
The accumulated value at the start of the year is based on the number of Common Shares of the Corporation held in the Stock Savings Plan multiplied by the closing price of the Common Shares on the TSX on December 31, 2011 ($4.59).

(2)	The compensatory amount is the Corporation’s contribution to the Stock Savings Plan.
(3)	The non-compensatory amount is the NEOs contribution to the Stock Savings Plan.
(4)
The accumulated value at the end of the year is based on the amounts invested in eligible funds plus the number of common shares of the Corporation held in the Stock Savings Plan multiplied by the closing price of the Common Shares on the TSX on December 31, 2011 ($4.59) less any withdrawals.

(5)	Ms. Fullerton transferred her holdings from the trustee to her personal account prior to the end of 2011.

Safe Harbour 401(k) Plan and Stock Savings Plan

For its U.S. employees, the Corporation has a Safe Harbour 401(k) Plan. Each year employees can contribute a maximum of $16,500 plus an additional $5,500 for employees over the age of 50.

During 2009 the Trust matched the employee’s contribution up to 6% of their base salaries.

Effective January 1, 2010 the Safe Harbour 401(k) Plan was changed from a 6% matching contribution an automatic Corporation contribution of 3% of the employee’s base salaries to the Safe Harbour 401(k) Plan and up to an additional 3% matching contribution which is used to purchase Common Shares for the employees under the optional Stock Savings Plan.

The following table indicates the value accumulated under the Safe Harbour 401(k) Plan for the U.S. NEO during the 2010 financial year:

Name	Accumulated Value at Start of Year (US$)	Compensatory (US$)	Non-compensatory (US$)	Accumulated Value at Year-end (US$)
	(1)	(2)	(3)	(4)
John Chimahusky, Senior Vice President & Chief Operating Officer, U.S. Operations	75,232	6,902	22,000	93,641

(1)	The accumulated value at the start of the year is based on the value of the funds invested in the Safe Harbour 401(k) Plan on January 1, 2011.
(2)	The compensatory amount is the Corporation’s automatic contribution of 3% of base salary to the Safe Harbour 401(k) Plan.
(3)	The non-compensatory amount is the NEOs contribution to the Safe Harbour 401(k) Plan.
(4)	The accumulated value at the end of the year is based on the value of the funds invested in the Safe Harbour 401(k) Plan on December 31, 2011.

The following table indicates the value accumulated under the Stock Savings Plan for the U.S. NEO during the 2011 financial year:

Name	Accumulated Value at Start of Year (US$)	Compensatory (US$)	Non-compensatory (US$)	Accumulated Value at Year-end (US$)
	(1)	(2)	(3)	(4)
John Chimahusky, Senior Vice President & Chief Operating Officer, U.S. Operations	6,004	6,902	-	9,514

(1)	The accumulated value at the start of the year is based on the value of the funds invested in the Stock Savings Plan on January 1, 2011.
(2)	The compensatory amount is the Corporation’s automatic contribution to the Stock Savings Plan.
(3)	The non-compensatory amount is the NEOs contribution to the Stock Savings Plan.
(4)
The accumulated value at the end of the year is based on the number of Common Shares held in the Stock Savings Plan multiplied by the closing price of the Common Shares on the TSX on December 31, 2011 ($4.59) less any withdrawals.

Termination and Change of Control Benefits

All of the NEOs have entered into employment agreements with the Corporation. In the event of (i) resignation, (ii) involuntary or constructive termination or (iii) a change in control, specific arrangements cover the NEOs.

At its meetings held on March 13, 2008, April 13, 2008 June 27, 2008 and March 9, 2011 and also by way of a resolution passed on September 19, 2008, the Board of Directors approved the executive employment agreements for a number of key senior executives, including the NEOs.

The provisions that apply upon a change of control are defined as follows:

For the President and Chief Executive Officer the occurrence of any of the following events: (i) any transaction pursuant to which any person or any group acquired the right to exercise control or direction over Common Shares representing 30% or more of the issued and outstanding Common Shares including as a result of a takeover bid, an issuance or exchange of securities, an amalgamation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization; or (ii) a sale or disposition all or substantially all of the Corporation’s assets, other than to an entity of which the Corporation has direct or indirect beneficial ownership of more than 50% of the combined voting power of the outstanding securities eligible to vote for the election of directors of the entity; but not in the event that the Corporation is converted into a trust or other corporate entity.

For the Senior Vice President, Finance and Chief Financial Officer, the Senior Vice President, Corporate Development and Chief Operating Officer and the Senior Vice President, Exploration (i) the acquisition of more than 50% of all outstanding Common Shares, or (ii) a sale of all or substantially all (being 90% or more of the value) of the assets held by the Corporation; provided that a “Change of Control” shall not include a reorganization or restructuring of the Corporation

For the Senior Vice President and Chief Operating Officer, U.S. Operations (i) the acquisition of more than 50% of all outstanding Common Shares, or (ii) a sale of all or substantially all (being 90% or more of the value) of the assets held by the Corporation; provided that a “Change of Control” shall not include a reorganization or restructuring of the Corporation, or (iii) sale of more than 50% of the outstanding shares of the U.S. subsidiary of the Corporation to an entity that is not owned by the Corporation or (iv) sale of all or substantially all (being 90% or more of the value) of the assets operated by the U.S. subsidiary of the Corporation; provided that a “Change of Control” shall not include a reorganization or restructuring of the Corporation.

The provisions to pay the severance benefits are a "single modified trigger", meaning that the severance benefits are paid if the NEO chooses to leave voluntarily during a window period after the change of control or if their employment is terminated by the successor entity.

The following table sets out the benefits that are paid following the change of control in the circumstances described above; assuming the change of control took place on December 31, 2011.

Name	Cash Severance Payment ($)	Incremental Pension Benefit (present value) ($)	Bonus Prorated - 10% of Salary prorated by # of days employed in the year ($)	Continuation of Medical Welfare Benefits (present value) ($)	Acceleration and Continuation of Equity Awards (unamortized expense as of 12/31/10) ($)	Excise Tax Gross-Up ($)	Outstanding Long Term Cash Incentive ($)	Total Termination Benefits ($)
	(1)
Don Klapko
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	700,000	-	35,000	13,009	688,500	-	-	1,469,950
Involuntary or good reason termination after change in control (CIC)	700,000	-	35,000	13,009	688,500	-	-	1,469,950
Dell Chapman
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	337,500	-	22,500	9,083	355,156	-	-	591,074
Involuntary or good reason termination after change in control (CIC)	337,500	-	22,500	9,083	355,156	-	-	591,074
John Reader
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	441,667	-	26,500	10,092	360,742	-	-	726,037
Involuntary or good reason termination after change in control (CIC)	441,667	-	26,500	10,092	360,742	-	-	726,037
Terry Fullerton
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	322,500	-	21,500	5,097	303,179	-	-	652,276
Involuntary or good reason termination after change in control (CIC)	322,500	-	21,500	5,097	303,179	-	-	652,276
John Chimahusky
Voluntary retirement	-	-	-	-	-	-	-	-
Involuntary termination	343,137	-	22,876	2,096	180,208	-	-	444,685
Involuntary or good reason termination after change in control (CIC)	343,137	-	22,876	2,096	180,208	-	-	444,685

(1)	The cash severance payment is based on a multiple of months of salary. For Don Klapko 24 months, Dell Chapman 18 months, John Reader 20 months, John Chimahusky 18 months and Terry Fullerton 18 months.

Retirement Benefits

In the event of retirement, assuming such event took place on December 31, 2011, the following benefits would be payable:

Name	Stock Options (1) ($)	RS’s (2) ($)
Don Klapko	-	-
Dell Chapman	-	-
Terry Fullerton	-	-
John Reader	-	-
John Chimahusky	-	-

(1)
Pursuant to the terms and conditions of the Stock Option Plan upon termination of employment for the reason of retirement, all outstanding Stock Option grants, including grants for the NEOs, terminate within 30 days of the effective date of termination. The value is the difference between the closing price of the Common Shares on December 31, 2011 on the TSX ($4.59) and the exercise price of all Stock Options that were outstanding 30 days after December 31, 2011.

(2)
Pursuant to the terms and conditions of the RSPS Plan, upon retirement, all outstanding RSPSs would be issued with the issue date being the date of the grantee’s retirement. Retirement in the RSPS Plan is defined as termination of employment after the age of 65. None of the NEOs were 65 years of age at December 31, 2011, therefore if the NEOs had retired at that date none of the outstanding RS’s would have been issued.

REMUNERATION OF DIRECTORS

The Corporate Governance and Nomination Committee review the compensation of the Corporation’s non-employee directors on an annual basis. The Corporate Governance Committee reviews general compensation surveys to compare Equal’s director compensation policies to generally accepted practices for publicly traded companies.

During the last financial year, the annual compensation of non-employee directors was as follows, payable on a quarterly basis, in cash:

Annual Retainer - Chairman of the Board	$45,000
Annual Retainer – Audit Committee Chairman	$40,000
Annual Retainer – All Other Directors	$30,000
Board Meeting Fee – Chairman	$2,500
Board Meeting Fee – Director	$2,000
All Other Committee Meetings as Chair	$1,250
All Other Committee Meetings as Member	$1,000

From 2006 to 2009 the Board approved long term incentive grants for the directors. The directors receive most of their compensation in the form of cash and the long term incentive grants that have been granted to directors are small in relation to those granted to employees of the Corporation. However, the grants do provide directors with an ongoing equity stake in the Corporation throughout their respective periods of the Board of Directors service.

In 2011, long term incentive grants were not granted to the directors.

The directors who are also executives of the Corporation receive no remuneration for serving as directors. Directors are reimbursed for transportation and other expenses for attendance at Board of Directors and committee meetings.

The Corporation does not have a retirement plan for directors. There are no other arrangements under which directors were compensated in their capacity as directors by the Corporation or its subsidiaries during the most recently completed financial year.

The following table provides details of the compensation received by the directors of the Corporation during the 2011 financial year. Don Klapko, as an executive of the Corporation receives no remuneration for serving as a director. His compensation as President and Chief Executive Officer is disclosed under the “Summary Compensation Table” on page 18.

Director Minimum Shareholding Requirement

In recognition of the importance of ensuring an alignment of financial interests of directors with those of shareholders, Equal has adopted a minimum share ownership requirement for directors of Equal. Under the requirement, directors must achieve a Common Share ownership level of three times their annual retainer within a three-year period commencing on the later of January 1, 2012 or on the date of formal appointment as a director of the Corporation.  The value of Common Share ownership is based on the initial purchase price of the Common Shares to protect against market price fluctuations. Exceptions can be allowed in certain circumstances if approved by the Governance Committee of the Board of Directors.

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total Compensation ($)
		(1)	(2)	(3)	(4)	(5)
Peter Carpenter	78,520	-	-	-	-	-	78,520
Michael Doyle	64,500	-	-	-	-	-	64,500
Victor Dusik	77,000	-	-	-	-	-	77,000
Roger Giovanetto	66,250	-	-	-	-	-	66,250
Daniel Botterill (7)	19,654	-	-	-	-	-	19,654
Bob Wilkinson (7)	21,654	-	-	-	-	-	21,654
Don Klapko (8)	-	-	-	-	-	-	-
John Brussa (6)	23,000	-	-	-	-	-	23,000
Brian Illing (6)	32,000	-	-	-	-	-	32,000

(1)	The Board of Directors did not approve any share-based awards for Directors for the 2011 compensation year.
(2)	The Board of Directors did not approve any option-based awards for Directors for the 2011 compensation year.
(3)	None of the directors received any form of non-equity incentive plan compensation.
(4)	The Corporation does not have a retirement plan for directors.
(5)
The directors, other than Don Klapko who is an executive of the Corporation, are reimbursed for transportation and other expenses for attendance at Board of Directors and Committee meetings. There are no other arrangements under which the directors were compensated by the Corporation or its subsidiaries during the most recently completed financial year.

(6)	Brian Illing and John Brussa left the Board of Directors effective May 12, 2011
(7)	Daniel Botterill and Bob Wilkinson joined the Board of Directors effective May 12, 2011.
(8)
Don Klapko, as an executive of the Corporation receives no remuneration for serving as a director of the Corporation. His compensation as President and Chief Executive Officer is disclosed under the “Summary Compensation Table” on page 18.

Outstanding Share-based Awards and Option-based Awards

The following table indicates for each of the directors (except for Mr. Klapko who is a NEO) all awards outstanding at December 31, 2011.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
				(1)
Peter Carpenter	3,333	6.15	30-Sep-13	-	-	-
Dan Botterill	-	-	-	-	-	-
Michael Doyle	3,333	6.15	30-Sep-13	-	-	-
Victor Dusik	3,333	6.15	30-Sep-13	-	-	-
Roger Giovanetto	3,333	6.15	30-Sep-13	-	-	-
Bob Wilkinson	-	-	-	-	-	-

(1)
The value of unexercised in-the-money Stock Options at financial year-end is the difference between the closing price of the Common Shares on December 31, 2011 on the TSX ($4.59) and the exercise prices of such Stock Options. The actual gains, if any, realized by the directors on exercise will depend on the value of the Common Shares on the date of Stock Option exercise (see “Stock Option Plan and RSPS Plan” on page 13).

.
The following table indicates for each of the directors (except for Mr. Klapko who is a NEO) the value on vesting of all awards and the bonus pay-out during the 2011 financial year.

Name	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)
	(1)	(2)	(3)
Peter Carpenter	-	11,393	-
Michael Doyle	-	11,393	-
Victor Dusik	-	11,393	-
Roger Giovanetto	-	11,393	-
Daniel Botterill	-	-	-
Bob Wilkinson	-	-	-
John Brussa	-	12,002	-
Brian Illing	-	-	-

(1)	None of the directors held Stock Options that vested during 2011.
(2)	The amount represents the aggregate dollar value that has been realized upon vesting of the RS’s.
(3)	None of the directors received any form of non-equity incentive compensation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information related to the Corporation’s equity compensation plans for the financial year ended December 31, 2011:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,249,780	$6.48	1,228,163(1)
Equity Compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,249,780	$6.48	1,228,163

(1)
Of the 1,228,163 Common Shares available for future issuance pursuant to the Stock Option Plan and the RSPS Plan at December 31, 2011, 1,228,163 Common Shares were reserved for issuance with the TSX pursuant to the Stock Option Plan and RSPS Plan.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any current or nominee member of the Board of Directors or executive officer of Equal, respectively, at any time since the beginning of the Corporation’s last financial year, or any associate or affiliate of any of the foregoing persons, in any matter to be acted upon other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Equal is not aware of any material interest, direct or indirect, of any informed person of the Corporation, any nominee director of EEC, or any associate or affiliate of any informed person or nominee director, in any transaction since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries.

For the purposes of this Information Circular an “informed person” means, in the context of the Corporation, a director or executive officer of any subsidiary of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The Corporation is not aware of any individuals who are or were directors or executive officers of Equal or employees of the Corporation or any of its subsidiaries who are, as at the date hereof, indebted to the Corporation or any of its subsidiaries or to another entity but subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

The Corporation is not aware of any individuals who are, or who at any time during the most recently completed financial year were, a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation, or an associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries or whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Corporation, has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE

National Policy 58-201 - Corporate Governance Guidelines of the Canadian Securities Administrators provides guidance on corporate governance practices.  These guidelines, while not mandatory, deal with the constitution of the Board of Directors and its committees, their functions, their independence from management and other means of addressing corporate governance practices.  NI 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) mandates that each issuer must disclose, on an annual basis, its approach to corporate governance with reference to the form prescribed by NI 58-101.  Disclosure of the Corporation’s corporate governance practices, in Form 58-101F1, is set forth in Schedule “A” – Statement of Corporate Governance Practices below and relates to the Board of the Corporation.

Please refer to the heading “Audit Committee” in the AIF for the disclosure required by Section 5.1 of NI 52-110 Audit Committees (“NI 52-110”).

Since the Corporation has securities registered in the United States, the Corporation is subject to certain provisions of the United States Sarbanes-Oxley Act of 2002 and related rules and regulations of the United States Securities and Exchange Commission as well as New York Stock Exchange (“NYSE”) listing standards and NYSE corporate governance rules (together, “NYSE Standards”).

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

The Corporation shall provide without charge, upon request being made to Equal, a copy of the Corporation’s annual information form, together with any document, or the pertinent pages of any document, incorporated by reference therein, the Corporation’s most recently filed comparative annual financial statements, together with the accompanying report of the auditor and the Corporation’s most recently filed annual Management’s Discussion and Analysis relating thereto.  Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2011.

Additional information relating to Equal Energy Ltd.  is available under the Corporation’s profile on SEDAR at www.sedar.com.

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board of Directors is currently composed of seven directors: Don Klapko, Peter Carpenter, Michael Doyle, Victor Dusik, Roger Giovanetto, Daniel Botterill and Bob Wilkinson.  A majority of directors of the current Board are independent for board membership purposes.  Mr. Klapko is considered not to be independent as he serves as President and Chief Executive Officer of Equal Energy Ltd.  Currently Messrs. Botterill, Carpenter, Doyle, Dusik, Giovanetto and Wilkinson are considered independent directors pursuant to NI 58-101 and NI 52-110.  Pursuant to NI 52-110, an independent director is one who is free from any direct or indirect relationship that could, in the view of the Board of Directors, reasonably interfere with a director’s independent judgement.  Pursuant to NYSE Standards, a director that has been an employee of the listed issuer within the last three years is deemed not to be independent.

Common Board Memberships

Mr. Carpenter is currently a director of Gold Point Energy Corp., which trades on the TSX Venture Exchange.

Mr. Giovanetto is currently a director of Calstar Oil and Gas Ltd., which trades on the CNQ Exchange.

Mr. Wilkinson is currently a director of Pure Energy Services Ltd. which trades on the TSX Exchange.

Other than disclosed above, no current director is a member of the board of directors of another reporting issuer.

Meeting of the Board

The Board of Directors meets at least every quarter for a formal board meeting.  Depending on the level of activity of Equal, the Board of Directors will meet on an ad hoc basis as necessary to provide input and guidance to management.  At the conclusion of all formal meetings, the non-management directors determine whether an in camera meeting without members of management and non-independent directors present is necessary.  The Board of Directors also conducts meetings without members of management and non-independent directors present on an ad hoc basis.  In addition, to facilitate open and candid discussions among independent directors, the Board of Directors has formed four committees comprised entirely of independent directors.  These committees meet regularly and are permitted to meet independently of non-independent directors and management in accordance with the timing set out in the charters of each committee or as otherwise determined necessary.

Chairman of the Board

Peter Carpenter is the Chairman of the Board of Directors and is considered independent within the meaning of NI 58-101.  The main functions of the Chairman are to facilitate the operations and deliberations of the Board of Directors.  The Chairman’s key responsibilities include duties relating to setting the Board of Directors meeting agendas, chairing Board of Directors and the shareholder meetings, director development, providing input on potential director candidates and providing feedback to the President and Chief Executive Officer.

Attendance

The following table summarizes each current director’s attendance record for the year ended December 31, 2010.
Director	Number of Board meetings attended	%	Number of Committee meetings attended	%
Peter Carpenter	11/11	100	5/5	100
Michael Doyle	11/11	100	9/9	100
Victor Dusik	11/11	100	13/14	93
Roger Giovanetto	11/11	100	10/10	100
Daniel Botterill	6/7	86	4/4	100
Bob Wilkinson	7/7	100	5/5	100
Don Klapko	11/11	100	7/7	100
John Brussa(1)	1/3	33	N/A	N/A
Brian Illing (1)	3/3	100	N/A	100

(1)	Mr. Illing and Mr. Brussa left the Board of Directors effective May 12, 2011.
(2)	Mr. Botterill and Mr. Wilkinson joined the Board of Directors effective May 12, 2011

Board Mandate

The Board of Directors adopted a new mandate in connection with the Conversion which is attached as Schedule “B”.

Position Descriptions

The Board of Directors has developed a written description for the responsibilities of each committee.  There are no specific written position descriptions for the Chairman of the Board of Directors or for the chairs of the committees.  It is generally understood that the chair of each committee is responsible for guiding the committee pursuant to the procedures and guidelines set out in each written committee charter.  Further, it is generally understood that as Chairman, Mr. Carpenter is responsible for the management, development and effective performance of the Board of Directors.  See “Chairman of the Board” above for more information.

Orientation and Continuing Education

At present, the Corporation does not provide a formal orientation and education program for new directors.  However, each new director is provided with background material on the Corporation the contents of which are determined based on the director’s familiarity with the Corporation and its interests.  The materials include the committee mandates and copies of all policies, among other items.  Prior to joining the Board of Directors, potential board members are encouraged to meet with management to inform themselves regarding the Corporation’s business and affairs.  After joining the Board of Directors, management and the Board of Directors provide orientation to new directors as necessary based on the particular needs and experience of each director and the Board as a whole.

The Corporation currently has no specific policy regarding continuing education for directors.  However, three of the seven of the current directors are members of the Institute of Corporate Directors, and are pursuing continuing education through this institution.  Other requests for continuing education by the directors are encouraged and dealt with on an ad hoc basis.

Ethical Business Conduct

The Board of Directors has written policies regarding business conduct, disclosure, confidentiality, and common share trading.  The Code of Business Conduct, as amended from time to time, sets out the minimum standards of behaviour required by all employees, officers, directors and consultants in conducting the business affairs of the Corporation.  It outlines how to address conflicts of interests, privacy, ethics, communication and confidentiality issues.  The Code of Business Conduct is approved by the Board and Directors on the Board of Directors are expected to comply.  Any waivers from the Code of Business Conduct must be approved by the Board of Directors.  The Insider Trading Policy prescribes rules for insiders and employees with respect to trading in securities of the Corporation when there is undisclosed material information or pending material developments with respect to the Corporation.  The Disclosure Policy addresses the Corporation’s disclosure practices and procedures and outlines the principles guiding the Corporation in its disclosure practices and procedures.  A copy of any of the aforementioned policies can be obtained by contacting Equal at info@equalenergy.ca

In addition to the guidance provided in the Code of Business Conduct, in accordance with the Business Corporations Act (Alberta), a director or officer who is a party to a material contract or proposed material contract with the Corporation or the Corporation’s subsidiaries or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation or the Corporation subsidiaries shall disclose to Equal the nature and extent of the director’s or officer’s interest.  In addition, a director shall not vote on any resolution to approve a contract of the nature described except in limited circumstances.

A “whistle-blower” policy is in place and it was designed to ensure a culture of ethical business conduct.

Nomination of Directors

The Governance and Nominating Committee has responsibility for making recommendations to the Board of Directors regarding composition of the Board of Directors, candidates to fill vacancies and succession planning.  See “Governance and Nominating Committee”.

Compensation Committee

The Compensation Committee, as at the date of this Information Circular is composed entirely of independent directors, being Mr. Giovanetto (Chair), Mr. Doyle and Mr. Dusik.

Audit Committee

The Audit Committee consists of Mr. Dusik (Chairman), Mr. Doyle and Mr. Wilkinson, all three being independent and unrelated directors.  The Audit Committee reviews in detail and recommends approval by the Board of Directors of the Corporation’s annual and quarterly financial statements, Management’s Discussion and Analysis and AIF; recommends approval of the remuneration of the Corporation’s auditors to the Board of Directors; reviews the scope of the audit procedures and the final audit report with the auditors, and reviews the Corporation’s overall accounting practices and procedures and internal controls with the auditors.

Reserves HSE Committee

The Reserves HSE Committee currently consists of Mr. Carpenter (Chairman), Mr. Giovanetto and Mr. Botterill.  The mandate of the Reserves HSE Committee is to review the selection of an independent reserves evaluator for undertaking each reserves evaluation as the same may be required from time to time, consider and review the impact of changing independent evaluators and review all matters relating to the preparation and public disclosure of reserve estimates and review the nature and extent of compliance in areas of health, safety regulatory compliance and environmental matters.

Governance and Nominating Committee

The Governance and Nominating Committee currently consists of Mr. Doyle (Chairman), Mr. Giovanetto and Mr. Dusik.  The mandate of the Governance and Nominating Committee is to recommend to the Board of Directors policies and specific matters respecting (i) policies and procedures of corporate governance; (ii) identifying nominees for the Board of Directors and (iii) conducting an annual performance review of the directors.  The Board of Directors, through the Governance and Nominating Committee has conducted an annual review process of the effectiveness of the Board of Directors and has worked with outside consultants in terms of the implementation of this process.

Other Activities of the Board

The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Board Mandate.

The Board of Directors and its committees have access to senior management on a regular basis as management personnel of the Corporation are invited to attend directors meetings as necessary to provide information to facilitate decision-making activities.

SCHEDULE “B”

BOARD MANDATE

Board Terms of Reference

I.	PURPOSE

These terms of reference are prepared to assist the Board of Directors (the “Board”) and management in clarifying responsibilities between the Board and management. The fundamental responsibility of the Board is to appoint a competent senior management team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control process and procedures. The Board is responsible for the stewardship of Equal Energy Ltd. (the "Corporation").

II.	CONSTITUTION, COMPOSITION AND DEFINITIONS

A.
The Board shall be composed of not fewer than three directors, and not more than the maximum number of directors allowed by the articles of the Corporation. The specific number of directors shall be set by the Board of the Corporation in accordance with the articles of the Corporation and subject to the approvals granted by the shareholders of the Corporation. The Board shall be comprised of a majority of independent directors who are free from any direct or indirect relationship that, in the Board's view, would or could reasonably interfere with the exercise of his or her independent judgment.

B.
The Board shall meet at least four times each year. The Chairman may call additional meetings as required. In addition, a meeting may be called by the President and Chief Executive Officer (“CEO”), any member of the Board or any committee of the Board or as otherwise provided by law.

C.
The Board shall have the right to determine who shall and who shall not be present at any time during a Board meeting. The President and Chief Executive Officer, the Chief Financial Officer and the General Counsel and Corporate Secretary of the Corporation are expected to be available to attend the Board meetings or portions thereof.

D.
The members of the Board shall be appointed following shareholder approval, where a vacancy occurs at any time in the membership of the Board, the Board may fill it. In addition, in accordance with the Corporation’s articles and by-laws and applicable law, a majority of the Board may appoint additional directors to the Board between shareholder meetings.

E.
The Board shall be given access to senior management of the Corporation's subsidiaries and documents as required to fulfill its responsibilities and shall be provided with the resources necessary to carry out its responsibilities.

F.	The Chairman of the Board shall not have a casting vote in addition to his or her regular vote.

G.	The secretary to the Board shall be either the Corporate Secretary or his or her delegate.

H.	Board meetings may be held in person, by video conference, by means of telephone or by a combination of the foregoing.

I.
Notice of the time and place of each meeting shall be given in writing, or by facsimile to each member of the Board at least 48 hours prior to the time fixed for such meeting. Any member may, in any manner, waive notice of the meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

J.	A majority of members, present in person or by videoconference, telephone or combination thereof, shall constitute a quorum.

K.	All members of the Board are expected to allow sufficient time to review meeting materials and be prepared for Board meetings. Members are expected to attend most, if not all, Board meetings.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including pending authorizations, to committees of the Board and to management and by reserving certain powers to itself. The Board is responsible for managing its own affairs, including:

i.	planning its composition and size;
ii.	selecting its Chair;
iii.	nominating candidates for election to the Board;
iv.	appointing committees and approving their respective mandates and the limits of authority delegated to each committee; and
v.
approving and directing the implementation of corporate governance practices and procedures aimed at having independent, informed oversight by Board members of management and management's conduct of the business of the Corporation and its subsidiaries, including the approval of the terms of reference for the Board and its subcommittees. In conjunction with the Governance and Nominating Committee, the Board will annually assess its performance and that of its subcommittees.

B.	Management and Human Resources

The Board has the responsibility for:

i.
the appointment of and succession planning relating to the President and CEO, establishing objectives of the CEO and assessing the CEO against such objectives, monitoring CEO performance generally and approving the CEO's compensation. The Board may delegate the implementation of specific objectives or the finalization of remuneration relating to the CEO to a committee of the Board;

ii.
determining the appointment and termination of senior management and reviewing the recommendations or determinations made by the Compensation Committee relating to the recruitment, training, development, assessment and compensation of senior management;

iii.	overseeing management's compliance with any code of business conduct or ethics policies that may be adopted by the Board from time to time for the Corporation and its subsidiaries; and
iv.
to the extent feasible, satisfying the Board as to the integrity of the CEO and other executive officers and that the CEO and other executives create a culture of integrity throughout the organization.

C.	Strategy and Plans

The Board has the responsibility to:

i.	adopt a strategic planning process and, at least annually, approve the Corporation’s strategic plan which takes into account, among other things, the opportunities and risks of the business;
ii.	approve annual capital and operating budgets;
iii.	oversee the performance of the Corporation against the strategic and operating plans; and
iv.	approve material divestitures and acquisitions, the determination of materiality to be established by the Board and revised from time to time.

D.	Financial, Risk Management and Corporate Issues

The Board has the responsibility to:

i.
review and oversee management, and with input from the Audit Committee, in developing systems and processes to monitor the principal risks of the Corporation's business and specifically, to direct management to identify the principal risks of the Corporation's business and to implement appropriate systems to monitor and manage these risks. In particular, the Board will review policies and practices with respect to trading and hedging activities and consider the results of any reviews of these areas by the external auditors or third party consultants as well as the controls relating to the use of trading and hedging activities as they relate to the significant business risks and uncertainties for the Corporation and its subsidiaries;

ii.	review insurance coverage of significant business risks and uncertainties;
iii.
with input from the Audit Committee of the Board, take reasonable steps, in conjunction with management, to direct the implementation and integrity of the Corporation's internal control and management information systems;

iv.	declare dividends, if any;
v.	establish limits of authority delegated to management; and
vi.
review and approve the annual financial statements and management discussion and analysis for the Corporation and its subsidiaries and to either review and approve the unaudited interim financial statements and management discussion and analysis for the Corporation and its subsidiaries.

E.	Compliance Reporting and Corporate Communications

The Board has the responsibility to direct management to:

i.	implement appropriate communication processes and measures with shareholders and other stakeholders and financial, regulatory and other recipients;
ii.
report the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis and in accordance with generally accepted accounting principles and applicable laws;

iii.
through the Reserves and HS&E Committee, oversee and direct the evaluation of the oil and gas reserves of the Corporation and its subsidiaries and to monitor the disclosure regarding such reserves. The Board shall approve the reports to be filed with the applicable securities commissions regarding the reserves of the Corporation and its subsidiaries;

iv.	report in a timely fashion developments that have a significant and material impact on the Corporation;
v.	report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report or Management Information Circular);
vi.	approve the holding and date of shareholder meetings; and
vii.	engage, where necessary, external advisors and experts in assisting the Board in determining any risks or major issues facing the Corporation or its subsidiaries or the Board.

F.	Non-delegable Matters

The Board may not delegate the following matters:

i.	submission of items to shareholders for approval;
ii.	appointment of additional directors;
iii.	issuance of securities;
iv.	paying commission as per Section 42 of the Business Corporations Act (Alberta);
v.	the declaration of dividends by the Corporation; the approval of a management proxy circular, annual financial statements or the adoption, repeal or amendments of by-laws;
vi.	redemption of shares of Equal Energy Ltd.; and
vii.
the review and approval of the Corporation's statement of reserves and other oil and gas information that is required to be disclosed or whose disclosure is regulated under applicable securities legislation.

G.	Use of Committees

The Board may direct any committee of the Board to provide input and recommendations on any of the foregoing matters. In addition, where permitted by law and where appropriate, the Board may delegate certain duties and responsibilities to a committee of the Board.

IV.	REVIEW

The Board will review these terms of reference at least annually or, where circumstances warrant, at such shorter interval as is necessary, to determine if further additions, deletions or other amendments are required.